January 9, 2025

Ken Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Mason Capital Fund Trust, File Nos. 333-270294 and 811-23853 (the “Registrant”)

Dear Mr. Ellington:

On September 5, 2025, Mason Capital Fund Trust (the "Registrant" or the “Trust”), on behalf of Fundamentals First ETF (the "Fund"), filed Form N-CSR. On December 11, 2025, you provided comments via telephone to Briana Armand with respect to the Annual Shareholder Report as described below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.	Note 10 in the Notes to the Financial Statements indicates that the Adviser serves as the chief operating decision maker (CODM). Please explain how all personnel at the Adviser are “a group” for purposes of determination of the CODM. Cite applicable U.S. GAAP in the analysis. If the CODM was incorrectly identified please correct in future reports with the Commission.

Response. The Registrant notes that the CODM was incorrectly identified and that the portfolio managers of the Fund are deemed to be the CODM. The Registrant confirms that it will make this revision in future reports.

Comment 2.	Please include disclosure related to the transaction fees that are currently imposed on each creation and redemption transaction in the Notes to the Financial Statements for the Fund, including when such amounts are retained by the Fund.

Response. The Registrant is unaware of any requirement to include disclosure related to transaction fees in the notes to the financial statements. Nevertheless, the Registrant undertakes to add such disclosure in future reports.

January 9, 2025

Comment 3.	Per review of the most recent form N-CSR and form N-CSRS filings it appears the Fund did not include a statement regarding the basis for approval of the investment advisory contract. Please explain see item 27(d)(6)(i) of form N1-A.

Response. The Registrant confirms that the Form N-CSR for the annual period ended June 30, 2024 includes discussion regarding the Trust’s Board of Trustees’ (the “Board”) basis for approval of the investment advisory contract. The investment advisory agreement was executed on December 13, 2023. Accordingly, the next time the Board approved the investment advisory contract after the initial two-year period was in November 2025. This falls outside of the period covered in the Form N-CSR, so the statement was not included in the form N-CSR filed on September 5, 2025. Item 11 of Form N-CSR requires the statement regarding the basis for approval of an investment advisory contract if a “board of directors approved any investment advisory contract during the Fund’s most recent fiscal half-year.” The Registrant confirms that the statement, as required by Item 11 of Form N-CSR, will be included in the Form N-CSR for the semi-annual period ended December 31, 2025.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,
/s/ Andrew Davalla
Andrew Davalla